Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel
October 18, 2024
Via EDGAR
Aaron Brodsky
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Principal Exchange-Traded Funds (the "Registrant") File Numbers 033-59474, 811-07572 Post-Effective Amendment No. 113 to the Registration Statement on Form N-1A (the "Amendment")
Dear Mr. Brodsky:
This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Amendment, which you communicated to me by telephone on September 30, 2024. The Registrant filed the Amendment with the Commission on August 16, 2024, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) for the purposes of launching a new series, the Principal International Equity ETF (the “Fund”). The Registrant will make changes in response to SEC Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 114).
Prospectus Comments:
Comment 1:    Please add a footnote to “Other Expenses” in the Fund’s Annual Fund Operating Expenses table that notes that expenses are based on estimated amounts for the fiscal year.
Response: The Fund’s estimated “Other Expenses” paid by the shareholders are expected to be zero. This Fund, like the other ETFs of the Registrant, pays a unitary fee to PGI as the management fee. That unitary fee traditionally includes “Other Expenses” that an investment portfolio series that does not pay a unitary fee typically includes (e.g., custodial and transfer agency fees, and independent board member fees).
Comment 2:    Please describe the extent to which derivatives will be used in the Fund’s Principal Investment Strategies section.
Response: The Fund’s Principal Investment Strategies section has been revised. The underlined portion below reflects the revision the Registrant has made.
The Fund invests in value equity securities, an investment strategy that emphasizes buying equity securities that appear to be undervalued. The Fund also invests in growth equity securities, an investment strategy that emphasizes buying equity securities of companies whose potential for growth of capital and earnings is expected to be above average. The Fund uses derivatives to enhance returns and to manage investment risks. A derivative is a financial arrangement, the value of which is derived from, or based on, a traditional security, asset, or market index. Specifically, the Fund uses currency forwards, futures, and options to reinforce its buy/sell discipline. Additionally, the Fund may use futures to equitize cash.

Comment 3:    In the Principal Risks section for the Fund, please disclose any principal operational or structural risks.
Response: The Registrant respectfully declines to add operational or structure risks to the Principal Risks section for the Fund as it does not believe those risks are unique to the Fund compared to other exchange-traded funds.
Comment 4:    Please present Principal Risks in order of importance.
Response: The Registrant respectfully declines to make the requested change. The Registrant submits that the current order of the principal risks complies with the requirements of Form N-1A, which does not require a fund’s principal risks to be set forth in any particular order. Moreover, the Registrant believes investors can locate the risks more easily and compare them across funds when they are in alphabetical order. The Registrant further believes investors can easily review each Fund’s risks because, for most of Registrant’s Funds, the risks are succinct, only spanning one to two pages. Additionally, the Registrant specifically discloses that the principal risks are not listed in order of significance.
Comment 5:    In the Fund’s Principal Risks section, under the risk factor currency contracts, reference to derivatives related to currency contracts, please clarify in disclosure what types of derivatives that is referencing. Additionally, please clarify in disclosure what the reference to “government action through exchange controls” refers to.
Response: The “Currency Contracts” risk factor has been revised. The underlined portion below reflects the revision the Registrant has made.
Currency Contracts. Derivatives related to currency contracts, which include futures, spot contracts, and swaps, involve the specific risk of government action through exchange controls that would restrict the ability of the fund to deliver or receive currency. Government exchange controls are government-imposed limitations on the purchase and/or sale of currencies.
Comment 6:    Please mention if the Fund will be investing in China as part of its Principal Investment Strategy.
Response: The Registrant has done so. The underlined portion below reflects the revision that was made to the Fund’s Principal Investment Strategy.
Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities. The Fund invests primarily in foreign equity securities, including emerging market securities, such as China.
Comment 7: The Registrant includes “Redemption and Large Transaction” as a principal risk for the Fund. Please consider whether cash transaction risk should be disclosed as a separate risk factor.
Response: Registrant has so considered and respectfully declines to add a separate risk factor.
Comment 8:    Please reference ADRs in the Fund’s Principal Investment Strategy section if they are part of the Fund’s strategy.
Response: The use of ADRs are not part of the Fund’s principal investment strategy. The Fund invests in foreign securities which means that it may invest in ADRs, but the Fund does not intend for this to be a principal to its strategy. ADRs are included as part of the Registrant’s broader Foreign Securities disclosure.

Comment 9:    In the Fund’s Principal Risks section, please disclose whether all or a portion of the Fund’s underlying securities trade in a market that is closed when the market in which the Fund’s shares are listed as open, there may be changes between the last close from its foreign market and the value of such security during the Fund’s domestic trading date. In addition, please note that this could lead to differences between the market prices of the Fund’s shares and the underlying value of those shares.
Response: The Registrant has added the below “Market Trading Risk” to its Principal Risks section.
Market Trading Risks.  The Fund faces numerous market trading risks, including the potential lack of an active market for Fund shares, losses from trading in secondary markets, and disruption to the activities of market makers, authorized participants, or other participants and in the creation/redemption process of the Fund. Because securities held by the Fund may trade on, or have exposure to, foreign exchanges that are closed when the Fund’s primary listing exchange is open, there are likely to be deviations between the last quote from the securities closed foreign market and the value of such security during the Fund’s domestic trading day, which in turn may result in differences between the market price of the Fund’s shares and the underlying value of those shares. ANY OF THESE FACTORS MAY LEAD TO THE FUND’S SHARES TRADING AT A PREMIUM OR DISCOUNT TO NAV.
Comment 10:    Please state the Portfolio Managers’ business experience for the last five years or direct us to the disclosure to where this information appears.
Response: The Registrant has disclosed each Portfolio Manager’s business experience for the last five years. The biographies of each Portfolio Manager are disclosed under Portfolio Managers on page 16 of the Prospectus. Mr. Blankenhagen, a named Portfolio Manager to the Fund, has been with Principal since 1992. Mr. Maris, another Portfolio Manager, joined Principal in 2023. Prior to joining Principal, Mr. Maris was the Head of Equities and Lead Portfolio Manager of the Global Alpha Equity Team at Janus Henderson Investors since 2011.
Comment 11:    Under the Managers of Managers section on page 17 of the Prospectus, there is a reference to a potential use of a wholly owned affiliated sub-advisor. Please confirm whether this Fund will invest through or otherwise use a subsidiary, including an entity that is primarily controlled by the Fund and primarily engages in investment activities in securities or other assets. Additionally, please confirm whether such subsidiaries include wholly owned and/or foreign subsidiaries.
Response: The Registrant so confirms that the Fund will not invest through or otherwise use a subsidiary, including an entity that is primarily controlled by the by the Fund and primarily engaged in investment activities in securities of other assets.
Comment 12:    Please consider disclosing in the Fund’s Principal Investment Strategies section that the Fund is diversified.
Response: The Registrant respectfully declines to add this disclosure as it is currently included in the Registrant’s Statement of Additional Information under “Fundamental Restrictions.” All Funds, other than the Principal Focused Blue Chip ETF and the Principal Real Estate Active Opportunities ETF, have elected to be treated as diversified investment companies.
Statement of Additional Information (“SAI”) Comments:
Comment 13:    On page 7 of the SAI, under the “Industry Concentration” sub-heading, disclosure indicates that the Fund will only apply to direct investments. A fund and its advisor may not ignore the investments of affiliated and unaffiliated investment companies for purpose of compliance with the concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining compliance with concentration policies.
Response: The Registrant respectfully submits that no revisions are required. The Registrant believes that the Funds’ current concentration policy, as disclosed in the SAI, complies with applicable legal requirements. Although we are aware of the Staff’s position expressed orally, the Registrant is not aware of any written SEC or Staff requirement to look through to an underlying fund’s holdings when determining compliance with a fund’s industry concentration limit.

Comment 14:    Please supplementally explain if the Registrant’s Form N-1A Item 19(a)(3) disclosure regarding aggregate advisory fees include any fees paid to the sub-advisor. Please also explain how the Registrant’s disclosure under Form N-1A Item 19(a)(3) complies with the Manager of Managers Order.
Response: Pursuant to the Manager of Managers order, the Registrant need only disclose fees paid to affiliated sub-advisors that are not wholly owned. Wholly owned sub-advisors are affiliated sub-advisors that are at least 95% owned, directly or indirectly by the advisor, PGI, or an affiliated person of. At this time, the only sub-advisors are Principal Real Estate Investors, LLC and Spectrum Asset Management, Inc., which are both wholly owned subsidiaries of PGI or its affiliates. PGI, not the Funds, pays the sub-advisors out of the unitary fees that PGI receives from the Funds.
Comment 15:    On page 56 of the SAI, under the “Acceptance of Orders for Creation Units” header, please delete any reference in disclosure here and throughout to the “Trust’s absolute right to reject creation orders.”
Response: The Registrant submits that this language is from its exemptive application, and it is commonly used in disclosure of other ETF complexes. In light of the adoption of Rule 6c-11 and this comment, the Registrant will revise the foregoing language to state as follows:
The Trust reserves the right to reject a creation order transmitted to it by the Distributor in respect of the Funds for any legally permissible reason, including, but not limited to, the following circumstances: the order is not in proper form; the securities delivered do not conform to the In-Kind Creation Basket for the relevant date; acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; or in the event that circumstances outside of the Trust’s control make it practically impossible to process creation orders (such as acts of God; public service or utility problems; market conditions or activities causing trading halts; systems failures involving computer or other information systems; and similar extraordinary events). The Distributor shall notify an AP of its rejection of the order. The Funds, the Custodian, any sub-custodian, the Transfer Agent and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits, and they shall not incur any liability for the failure to give any such notification.
Comment 16:    Under the same header noted in Comment 15 above (Acceptance of Orders for Creation Units), please delete sub-paragraphs (iv), which notes, “that acceptance of the Fund Deposit would have adverse tax consequences to the Fund;” and (vi), which notes, “acceptance of the Fund Deposit would otherwise, in the discretion of the Trust, the Fund, or PGI, will have an adverse effect on the Trust, the Fund or the rights of beneficial owners..”
Response: See response to Comment 15 above for complete revision to the “Acceptance of Orders for Creation Units” paragraph.
Part C and Exhibit Comments:
Comment 17:    Please address the indemnification requirements imposed by Rule 484 under the 1933 Act in Registrant’s response to Form N-1A Item 30.
Response: The Registrant has addressed this requirement by adding the below disclosure to Item 30.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Comment 18:    Please include the signature of the Principal Accounting Officer or clarify if one of the existing signatories is also the Principal Accounting Officer.
Response: Ms. Megan Hoffmann is the Registrant’s Principal Accounting Officer and her signature is included. The Registrant will revise its signature page for Ms. Hoffmann for clarity as follows:

/s/ M. Hoffmann	Vice President and Controller
M. Hoffmann	(Principal Accounting Officer)
Comment 19:    In Article 2, Section 2.10 of the Registrant’s Declaration of Trust, there is a provision requiring holders of at least 10% outstanding shares to join in bringing derivative action. Please disclose this provision in an appropriate location in the Registration Statement and please also include in disclosure a carveout for claims arising under Federal securities law.
Response: The Registrant has added the below disclosure to the Statement of Additional Information to include a summary of the process for bringing derivative actions by shareholders. This disclosure also addresses the additional comments on the Registrant’s Declaration of Trust and By-Laws.
The Fund’s Declaration of Trust states that no shareholder of a share class may bring a derivative action with respect to such class unless holders of at least ten percent of the outstanding shares of that class join in the bringing of such action. The Declaration of Trust also generally requires that such shareholders first make a pre-suit demand and undertake to reimburse the Trust for the expense of any counsel or advisors used when considering the merits of the demand in case the Board determines not to bring such action. Following receipt of the demand, the Board must be afforded a reasonable amount of time to investigate and consider the demand. In each case, these requirements do not apply to shareholder derivative claims arising under the federal securities laws to the extent that any such federal securities laws, rules, or regulations do not permit such application.
Unless the Trust consents in writing to the selection of an alternative forum, the sole and exclusive forum for these matters shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants. This exclusive forum provision has the potential risk to cause shareholders to bring suit in an inconvenient and less favorable forum.
Reference should be made to the Declaration of Trust and By-Laws on file with the SEC for the full text of these provisions
Comment 20:    Please disclose the provisions of Article 2, Section 2.10, paragraphs (a) and (b) of the Registrant’s Declaration of Trust in the Registration Statement and please also include in disclosure a carveout for claims arising under Federal securities law.
Response: Please see response to Comment 19 above.
Comment 21:    In Article 8, Section 8.01 of the Registrant’s By-Laws, there is an exclusive forum provision. Please disclose the exclusive forum provision in an appropriate location in the Registration Statement. Please also disclose corresponding risk of the exclusive federal forum provision. (e.g. that shareholders may have to bring suit in an inconvenient and less favorable forum).
Response: Please see response to Comment 19 above.
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Please call me at (515) 878-0460 if you have any questions.
Sincerely,
/s/ Deanna Y. Pellack
Deanna Y. Pellack
Counsel and Assistant Secretary, Registrant